Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this registration statement on Form S‑8 of our report dated June 29, 2018, with respect to the statements of net assets available for plan benefits of The Southern Company Employee Savings Plan as of December 31, 2017 and 2016, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2017, and the supplemental schedule H, Line 4i- schedule of assets (held at end of year) as of December 31, 2017, which appears in the December 31, 2017 annual report on Form 11‑K of The Southern Company Employee Savings Plan.

/s/Warren Averett, LLC
Atlanta, Georgia
February 25, 2019